UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Hemisphere Media Group, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42365Q103

(CUSIP Number)

Mark J. Coleman

InterMedia Advisors, LLC

228 Park Avenue South, PMB 67521

New York, NY 10003-1502

(212) 503-2850

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42365Q103	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSON Gato Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,744,913(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,744,913(1) (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,744,913(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%(2)
14	TYPE OF REPORTING PERSON PN

(1)

Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(2)	Based on 20,680,326 shares of the Issuer’s Class A common stock issued and outstanding as of April 29, 2022 and including the Class B common stock described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSON Gemini Latin Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,744,913(1) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,744,913(1) (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,744,913(1) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%(2)
14	TYPE OF REPORTING PERSON CO

(1)

Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(2)	Based on 20,680,326 shares of the Issuer’s Class A common stock issued and outstanding as of April 29, 2022 and including the Class B common stock described in note 1.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSON Peter M. Kern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 876,384(1)(2)
	8	SHARED VOTING POWER 15,744,913(3) (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER 876,384(1)(2)
	10	SHARED DISPOSITIVE POWER 15,744,913(3) (See Items 3, 4 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,621,297(1)(2) (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.8%(3)
14	TYPE OF REPORTING PERSON IN

(1)

Includes 23,585 restricted shares of the Issuer’s Class A common stock granted to Mr. Kern in connection with his service on the Issuer’s Board of Directors pursuant to the Hemisphere Media Group, Inc. Amended and Restated 2013 Equity Incentive Plan. The number of restricted shares was calculated by dividing $300,000 by the closing share price of the Class A common stock on May 25, 2021, the date of grant. The restricted stock will vest on May 11, 2022, subject to Mr. Kern’s continued service as a director on such vesting date.

(2)

Includes 650,000 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(3)

Represents 15,744,913 shares of the Issuer’s Class B common stock, convertible at any time at the option of the holder thereof into an equal number of fully paid and non-assessable shares of the Issuer’s Class A common stock.

(4)	Based on 20,680,326 shares of the Issuer’s Class A common stock issued and outstanding as of April 29, 2022 and including the shares held by Mr. Kern described in notes 2 and 3.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 5

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D, dated April 15, 2013, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 4, 2015, Amendment No. 2 to the statement on Schedule 13D, dated September 7, 2016, Amendment No. 3 to the statement on Schedule 13D, dated October 25, 2016, Amendment No. 4 to the statement on Schedule 13D, dated April 6, 2018, Amendment No. 5 to the statement on Schedule 13D, dated May 10, 2021, and Amendment No. 6 to the statement on Schedule 13D, dated December 16, 2021 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission (the “Commission”) by (i) Gato Investments LP, a Delaware limited partnership (the “Investor”); (ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor; and (iii) Peter M. Kern, the controlling person of the General Partner (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Hemisphere Media Group, Inc., a Delaware corporation (the “Issuer”). Former reporting person Leo Hindery, Jr. is not included in this Amendment No. 7 as he is not deemed to be the beneficial owner of more than five percent of the shares of Class A common stock.

Item 2. Identity and Background.

This Item 2 is hereby amended and restated as below.

(a) This Schedule 13D is being filed on behalf of the following Reporting Persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Gato Investments LP, a Delaware limited partnership (the “Investor”);

(ii) Gemini Latin Holdings, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Investor; and

(iii) Peter M. Kern, the controlling person of the General Partner.

(b) The principal business address for each of the Reporting Persons is c/o InterMedia Advisors, LLC, 228 Park Avenue South, PMB 67521, New York, NY 10003-1502.

(c) The Investor was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer. The General Partner is the general partner of the Investor and was formed in order to engage in the acquiring, holding and disposing of investments in the Issuer. Peter M. Kern is the controlling person of the General Partner and is the Vice Chairman and Chief Executive Officer of Expedia Group, Inc., 1111 Expedia Group Way W., Seattle, WA 98119.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Investor is a Delaware limited partnership. The General Partner is a Delaware limited liability company. Mr. Kern is a United States citizen.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 6

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 is hereby supplemented by incorporating by reference the descriptions of the Equity Commitment Letter and Debt Commitment Letter (each as defined below) contained in Item 4 of this Schedule 13D.

Item 4. Purpose of Transaction.

This Item 4 is hereby supplemented by the addition of the information set forth below.

Merger Agreement

On May 9, 2022, the Issuer, Hemisphere Media Holdings, LLC, a subsidiary of the Issuer, HWK Parent, LLC (“Parent”), HWK Merger Sub 1, Inc. (“Merger Sub 1”), a subsidiary of Parent, and HWK Merger Sub 2, LLC (“Merger Sub 2”), a subsidiary of Merger Sub 1, entered into a merger agreement (the “Merger Agreement”), pursuant to which Merger Sub 1 will merge with and into the Issuer, with the Issuer as the surviving corporation (the “Merger”).

The Investor is the sole member of Parent. Searchlight II HMT, L.P., an affiliate of Searchlight Capital Partners, L.P., is the sole limited partner of the Investor (the “Limited Partner”). The purpose of the Merger is for the Investor to acquire all shares of Class A common stock and Class B common stock of the Issuer (the “Shares”) not otherwise held by the Investor and to cause the Issuer to become a wholly owned subsidiary of the Investor.

Immediately prior to the closing of the Merger, the Investor will contribute 15,744,913 shares (the “Gato Shares”) of Class B common stock to Parent, which shares will be cancelled for no consideration at the effective time of the Merger (the “Effective Time”). All Shares that are owned directly by Parent (or its equity holders), Merger Sub 1, Merger Sub 2 or any of their wholly owned subsidiaries or held in the treasury of the Issuer (collectively, the “Cancelled Shares”) will also be cancelled for no consideration at the Effective Time.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (including shares of Class A common stock underlying restricted shares of Class A common stock, but excluding any Cancelled Shares, any Dissenting Shares (as defined in the Merger Agreement) and the Gato Shares) will be cancelled and converted into the right to receive $7.00 per share in cash, without interest (the “Merger Consideration”).

Immediately prior to the Effective Time, each option to purchase Shares granted by the Issuer that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash, if any and without interest, equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such option immediately prior to the Effective Time by (B) the excess, if any, of the Merger Consideration over the exercise price per share of such option, less any applicable withholding taxes. Immediately prior to the Effective Time, except as set forth on the Company Disclosure Letter (as defined in the Merger Agreement), the restrictions on each share of Class A common stock underlying restricted shares of Class A common stock granted and then outstanding will lapse, and each such Share will be treated at the Effective Time the same as an outstanding Share not subject to any restrictions, subject to any applicable withholding taxes.

At the Effective Time, (i) the certificate of incorporation of the surviving corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of the surviving corporation will be amended and restated in their entirety in the form of the bylaws of Merger Sub 1 immediately prior to the Effective Time, except that the name of the surviving corporation will be the Issuer’s name, and (iii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the surviving corporation and, unless otherwise determined by Parent prior to the Effective Time, the directors of Merger Sub 1 immediately prior to the Effective Time will be the directors of the surviving corporation.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 7

Concurrently with the Merger Agreement and as contemplated therein, the Issuer, through a subsidiary, agreed to sell its Spanish-language OTT subscription video-on-demand service featuring movies and a series known as “Pantaya” to TelevisaUnivision in exchange for cash and Puerto Rican radio assets owned by TelevisaUnivision.

Consummation of the Merger is subject to the satisfaction or waiver of specified closing conditions, including the approval of the Merger by the affirmative vote of holders of a majority of the outstanding Shares and holders of a majority of the outstanding Shares held by Disinterested Stockholders (as defined in the Merger Agreement), and other customary closing conditions.

Following the Merger, the Shares currently listed on the Nasdaq Stock Market will cease to be listed or traded, and will subsequently be de-registered under the Securities Exchange Act of 1934, as amended.

Commitment Letters

In connection with the Merger Agreement, Parent delivered to the Issuer an executed equity commitment letter (the “Equity Commitment Letter”) from Searchlight Capital II, L.P. and Searchlight Capital II PV, L.P. (together, the “Guarantors”) and countersigned by Parent, pursuant to which the Guarantors have agreed to provide up to $115 million in equity financing to Parent upon the date of the closing of the Merger, and a debt commitment letter (the “Debt Commitment Letter”) for a $360 million first lien term facility and a $35 million revolving facility, executed by Wells Fargo Bank, National Association, Wells Fargo Securities, LLC, Truist Bank, Truist Securities, Inc., Fifth Third Bank, National Association, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. and countersigned by Merger Sub 2. It is expected that the aggregate proceeds of such debt and equity financings will be sufficient to consummate the Merger.

Voting and Support Agreement

On May 9, 2022, the Investor and Parent (the “Stockholders”) entered into a Voting and Support Agreement (the “Voting and Support Agreement”) with the Issuer, in connection with the Merger Agreement.

Pursuant to the Voting and Support Agreement, each Stockholder agreed to vote the Shares beneficially owned by it (i) in favor of the Merger and the transactions contemplated by the Merger Agreement, (ii) against any Alternative Acquisition Agreement (as defined in the Merger Agreement) and any other action or agreement, amendment of the Company’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger, provided that if the Issuer terminates the Merger Agreement to enter into an Alternative Acquisition Agreement for a Superior Proposal (as defined in the Merger Agreement), the Stockholder will vote its Shares in the same proportion as the other stockholders of the Issuer with respect to any matter presented for approval by the Issuer with respect to such Superior Proposal, in accordance with the terms of the Voting and Support Agreement.

Each Stockholder also agreed not to, among other things, transfer its Shares, enter into any arrangement or understanding with respect to the transfer of its Shares, grant any proxies or enter into any voting agreement, power of attorney or voting trust with respect to its Shares, other than to its affiliates or pursuant to the Letter Agreement described below (in a manner consistent with the Issuer’s Amended and Restated Certificate of Incorporation).

The Voting and Support Agreement terminates upon the first to occur of (a) the termination of the Merger Agreement, other than to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (as provided in the Merger Agreement), (b) if the Merger Agreement is terminated to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the earliest to occur of the termination of the Alternative Acquisition Agreement and consummation of the transactions contemplated by such Alternative Acquisition Agreement, and (c) the Effective Time.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 8

Letter Agreement

On May 9, 2022, the Investor, the General Partner and Mr. Kern entered into a letter agreement (the “Letter Agreement”) with the Limited Partner, in connection with the Merger Agreement.

The parties agreed that prior to the closing of the Merger, the Investor will take, and the General Partner and Mr. Kern will direct the Investor to take, all actions in accordance with and as required by the Merger Agreement (and the other agreements related thereto), subject to certain notice and consent rights of the Limited Partner over material actions. The General Partner also agreed to exercise delegation rights to the Limited Partner consistent with the terms of the Amended and Restated Agreement of Limited Partnership of the Investor solely as required pursuant to the Merger Agreement to consummate the closing of the Merger and the transactions contemplated thereunder if, and only if, the General Partner and/or the Principal otherwise fail to take such actions. For the avoidance of doubt, such rights of the Limited Partner over material actions and the delegation rights to the Limited Partner do not apply to the Voting and Support Agreement.

The Letter Agreement terminates upon the earliest of (i) the date on which the Investor Transfers Control to the Limited Partner, (ii) the termination of the Amended and Restated Agreement of Limited Partnership of the Investor pursuant to Section 11.2 thereof, and (iii) the failure to obtain the stockholder approvals required under the Merger Agreement or the termination of the Merger Agreement pursuant to its terms.

The foregoing descriptions of the Merger Agreement, the Voting and Support Agreement and the Letter Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, Voting and Support Agreement and the Letter Agreement, which are filed as Exhibit 1, Exhibit 2 and Exhibit 3, respectively, to this Amendment and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated as below.

Shares of the Issuer’s Class B common stock are convertible in whole or in part at any time at the option of the holder or holders thereof, into an equal number of fully paid and non-assessable shares of Class A common stock. The Issuer’s Class A common stock and Class B common stock have equal rights, except that holders of shares of Class A common stock are entitled to one vote for each such share and the holders of shares of the Issuer’s Class B common stock are entitled to ten votes for each such share on each matter properly submitted to the stockholder on which the holders of the Issuer’s common stock are entitled to vote.

The following information with respect to the ownership of shares of Class A common stock by the Reporting Persons filing this Schedule 13D is provided as of May 10, 2022:

(a)-(b) See rows (7) through (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A common stock and percentages of the shares of Class A common stock beneficially owned by the Reporting Persons and the number of shares of Class A common stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

The Reporting Persons may be deemed to beneficially own in the aggregate 16,621,297 shares of Class A common stock, representing approximately 44.8% of the outstanding shares of Class A common stock. By virtue of the relationships between and among the Investor, the General Partner and Mr. Kern described in Item 2 of this Schedule 13D, each of the General Partner and Mr. Kern may be deemed to share the power to direct the voting and disposition of the shares of Class A common stock beneficially owned by the Investor. Each of the General Partner and Peter M. Kern disclaims beneficial ownership of the shares of Class A common stock beneficially owned by such persons.

(c) The information set forth in Items 3 and 4 above is hereby incorporated by reference into this Item 5(c), as applicable.

CUSIP No. 42365Q103	SCHEDULE 13D	Page 9

(d) Certain limited partners of the Investor have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Class A common stock beneficially held for the account of the Investor in accordance with their ownership interests in the Investor.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby supplemented by incorporating by reference Items 3 and 4 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Agreement and Plan of Merger, dated as of May 9, 2022, by and among the Issuer, Hemisphere Media Holdings, LLC, HWK Parent, LLC, HWK Merger Sub 1, Inc. and HWK Merger Sub 2, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 10, 2022).

Exhibit 2:	Voting and Support Agreement, dated as of May 9, 2022, by and among the Issuer, Gato Investments LP and HWK Parent, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Issuer with the Commission on May 10, 2022).

Exhibit 3:	Letter Agreement, dated as of May 9, 2022, by and among Searchlight II HMT, L.P., Gemini Latin Holdings, LLC, Gato Investments LP and Peter M. Kern.

Exhibit 4:	Joint Filing Agreement, dated as of May 10, 2022, by and among Gato Investments LP, Gemini Latin Holdings, LLC and Peter M. Kern.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2022

GATO INVESTMENTS LP

By:	Gemini Latin Holdings, LLC
its General Partner

By:	/s/ Peter M. Kern
Name: Peter M. Kern
Title: Managing Member

GEMINI LATIN HOLDINGS, LLC

By:	/s/ Peter M. Kern
Name: Peter M. Kern
Title: Managing Member

/s/ Peter M. Kern
PETER M. KERN